UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 10-SB/B

GENERAL FORM FOR REGISTRATION OF SECURITIES OF

SMALL BUSINESS ISSUERS

UNDER SECTION 12 (B) OR (G) OF THE SECURITIES EXCHANGE ACT
OF 1934

NEUROGENESIS, INC.

(NAME OF SMALL BUSINESS ISSUER IN IT'S CHARTER )

DELAWARE (STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)	76-0320137 (I.R.S. EMPLOYER IDENTIFICATION NO.)

2045 SPACE PARK DRIVE ,SUITE 132 HOUSTON, TEXAS (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES )	77058 (ZIP CODE)

ISSUER'S TELEPHONE NUMBER (281) 333-0177

SECURITIES TO BE REGISTERED UNDER SECTION 12 ( B ) OF THE ACT: NOT APPLICABLE
SECURITIES TO BE REGISTERED UNDER SECTION 12 (G ) OF THE ACT:  COMMON STOCK, $ .025 PAR VALUE . PREFERRED STOCK $ .OO1 PAR VALUE

NEUROGENESIS, INC.

FORM 10SB

TABLE OF CONTENTS

PART 1

Item 1       Description of Business

Item 2       Management's Discussion and Analysis or Plan of Operation

Item 3.      Description of Property

Item 4.      Security Ownership of certain Beneficial Owners and Management

Item 5.      Directors, Executive Officers, Promoters and Control Persons

Item 6.      Executive Compensation

Item 7.      Certain Relationships and Related Transactions

Item 8.      Description of Securities

PART II

Item 1.      Market Price of and Dividends on the Registrant's Common Equity
                  and Other Shareholder Matters

Item 2.      Legal Proceedings

Item 3.      Changes in and Disagreements with Accountants

Item 4.      Recent Sales of Unregistered Securities

Item 5.      Indemnification of Directors and Officers

PART F/S   Financial Statements

PART III

Item 1.      Index to Exhibits

Item 2.      Description of Exhibits

PART 1

ITEM 1. DESCRIPTION OF BUSINESS

THE COMPANY

     NeuroGenesis, Inc. ( the "Company")was incorporated in Utah on August 6, 1984 as Cozmal Technology, Inc as an organization to find and promote new technology . On January 27, 1989 the name was changed to NeuroGenesis, Inc at the same time a definitive reorganization agreement ( the " Reorganization Agreement " ) was completed between the Company and Matrix Technologies, Inc. ( " Matrix " ), a Texas Corporation. See " Reorganization Agreement " Exhibit E-2 .
     Matrix was incorporated November 13, 1984 to acquire the patentable work of Dr. Kenneth E. Blum, Ph.D., relating to nutritional supplementation and the efficient functioning of the hypothalamus and the hippo campus of the human brain and to promote that work. On July 16, 1995 "Matrix" amended their Articles of Incorporation changing the Authorized Shares from Ten Thousand (10,000) to One Million Five Hundred Thousand (1,500,000) in order that funding could be accomplished to promote the completed Blum formulations. The initial funding was a Two Hundred Fifty Thousand Dollar ($250.000) loan from Lloyd's Bank. The loan was guaranteed by Albert H. Bieser, President of "Matrix" . In exchange for the loan guarantee Mr. Bieser received one Common Share for each dollar of loan guarantee. In accordance with the conditions of the "Reorganization Agreement" the Company conveyed a total of Four Million Two Hundred Thousand Shares of it's Common Stock to the shareholders of "Matrix" in exchange for One Hundred Percent (100%) of the issued and outstanding stock of "Matrix". The Company also agreed to honor certain stock purchase options that had been previously granted to certain persons by "Matrix" which in the aggregate entitled the holders thereof to purchase up to two Million Ninety Eight Thousand Shares of the Company's Common Stock at a price of One Dollar($1) per Share at any time prior to December 1. 1993 . Following the reorganization "Matrix" owned no assets and possessed no liabilities and was kept as a wholly owned, inoperative subsidiary of the "Company".
     The "Reorganization Agreement " also provided for the resignation of the Company's Board of Directors and the appointment of a new Board of Directors consisting of Albert H. Bieser, Gary E. Bell, Michael C. Trachtenberg, Ph.D., F. Lynn Estep, Jr. And R. Bradford Perry. To serve until the next annual meeting of the Shareholders and their successors be elected.
     On April 19, 1989, the Company's ownership was merged from NeuroGenesis Inc. ,a Utah Corporation to NeuroGenesis Inc. ,a Delaware Corporation with an authorized capital of Fifteen million (15,000,000) Shares at a par value of $0.001per share.
     On October 17, 1990 the Board of directors replaced Albert H. Bieser with Robert Baldwin, former president of Gulf Oil and Refining Company Inc. A series of management changes then occurred during which time sales decreased from approximately One Million Dollars ($1,000,000) per month in ? to approximately Ten Thousand Dollars ($10,000) in September 1993.
     On June 2, 1993 the Authorized capital had been increased to Twenty Five Million (25,000,000) Shares at a par value of $0.001 per Share in an attempt to enable future financing.
     In September 1993 Lloyd's Bank had not received repayment of their 1985 loan and had received only Thirty Thousand Dollars while the loan and accrued interest now totaled Four Hundred Seventy Five Thousand ($475,000) and was in default. The bank agreed to defer payment for eighteen months in exchange for Seventy Five Thousand ($75,000) immediately and regularly scheduled monthly payments after the eighteen month period. Albert H. Bieser provided the immediate cash payment of seventy Five Thousand dollars and to guarantee the balance in exchange for the Company 's agreement to award the intellectual rights (patents, trademarks, etc.) to Albert H. Bieser should the company default on the loan.
     By March 10, 1995 no payments on the loan had been made to Lloyds Bank. The loan was called and Albert H. Bieser's assets securing the loan were acquired by the Bank .On April 6, 1995 the Company's Board of Directors ordered the transfer of the intellectual properties to Albert H. Bieser who in turn gave royalty free license to the Company as long as he remained CEO or President and Chairman of the Board. See Patent. Exhibit ? In the case of his resigning this office, he or his heirs or assigns would receive a royalty equivalent to one cent ($0.01) per capsule.
     At this time "Matrix" who had not paid franchise taxes since 1992 was dissolved.
     On April 5, 1995 the Shareholders of the Company elected the following Directors: Albert H. Bieser of Houston, Texas, Karen Coady of Baycliff, Texas and David Bishop of DeLand, Florida.
     On February 11, 1998 the Company acquired 100 % of the outstanding shares of Natural Neuro Nutrition, Inc. ,a Texas Corporation ("Texas 3NI") , for Three Hundred Ninety Seven Thousand Nine Hundred Sixty(397,960) Shares of the Company's Common Stock and Neuro Health Products (a proprietorship, NHP) for One Hundred Two Thousand Forty (102,040) of the Company's Common Shares. 3NI was an operating company selling similar products under license from the company which had facilities, marketing, management teams, customers, and product fulfillment capability. NHP was a small network marketing firm which sold products similar to those of the Company. See Exhibit E-3

INDUSTRY OVERVIEWS
Addiction: An Overview
     Until the mid 1930s, the medical consensus held that alcoholics and drug addicts were the victims of a fatal weakness of character which condemned its victims to a life of misery and a premature death. In general, chronic alcoholics and drug addicts were believed to be both untreatable and unworthy of treatment. This view of alcoholism and addiction prevailed until Alcoholics Anonymous proved that it was possible for large numbers of chronic alcoholics to overcome their alcoholism and become productive and useful members of society. Therefore, in recent years much of the social stigma associated with alcoholism and drug addiction has eroded. Alcoholism and drug addiction are no longer relegated to the realm of fatal character weakness and the medical community is coming to recognize that these maladies can be safely and effectively treated.

     Collectively, alcoholism and drug addiction are believed by many to be the greatest single health problem in the United States. Alcoholism strikes one out of every ten American adults and the vast majority of untreated alcoholics die of alcohol related causes. It is estimated that untreated alcoholism alone costs the national economy more than $117 billion per year in lost productivity, unnecessary accidents and alcohol related illness. Similarly, cocaine addiction has become epidemic in certain segments of the population. The " War on Drugs " has become a major political issue at the federal, state and local level and the amount of money devoted to drug education and treatment is expected to increase substantially. In order to understand the treatment of alcoholism and drug addiction, a prior understanding of the addictive process is essential.

     First, and most importantly, it must be understood that large segments of the population can and do use these substances on a social basis with only a moderate risk of becoming addicts. For many people, the moderate use of alcohol and cocaine is perceived as a pleasant, albeit temporary, release from the trials and cares of everyday existence. Alcohol and drugs are glamorized in the same books, films, music and television programs that carry commercial warnings of the dangers of alcohol and drugs. The final message is at best confusing. Against this backdrop of contradictory messages one stark fact remains:

IF A SUSCEPTIBLE PERSON USES ALCOHOL OR COCAINE, EVEN ON A SOCIAL BASIS, THE PROBABILITY OF ADDICTION APPROACHES THE INEVITABLE.
Therefore, alcohol and cocaine truly are substances where one man's pleasure is another man's poison. Substances that are pleasant and are relatively harmless for one segment of the population are deadly poisons for another segment of the population. The following sections present a brief discussion of neurological biochemistry and the mechanics of alcoholism and cocaine addiction.

Brain Chemistry
     The brain is the most complex organ system within the human body. It regulates every facet of human existence from a simple heartbeat to highly complex motor functions, but reduced to bare essentials, all brain functions involve the transmission of the electrochemical message from one brain cell to another. In the usual case a transmitter cell will release a specific chemical compound ( a neurotransmitter) into a synapse. When this neurotransmitter crosses the synapse and makes contact with the receptor cell on the other side an electrochemical message is delivered. After delivering a message most neurotransmitters are then recycled in the brain through several different recycling mechanisms. This constant flow of trillions of neurotransmitters across trillions of synapses and the constant recycling of neurotransmitters is the basic operating mechanism of the human brain.

     Most neurotransmitters are amino acids, aminated compounds or simple peptides, short amino acid chains that the body manufactures from the available amino acids contained in foods. The neurotransmitters which appear to have the greatest significance in the addiction process are:

     1. Endorphins and Enkephalins. - neurotransmitters which suppress electrochemical messages relating to pain, depressions and feelings of urgency.
     2. Dopamine - a neurotransmitter which carries electrochemical messages relating to reward and pleasure.
     3. Norepinephrine - a neurotransmitter which suppresses electrochemical messages relating to depression and feelings of urgency.
     4. Gamma-amino butyric acid (GABA ) - a neurotransmitter which carries electrochemical messages relating to feelings of anxiety
     5. serotonin - a neurotransmitter which carries electrochemical messages relating to sleep and feelings of well-being.
         These natural messengers, which are synthesized by transmitting cells within the brain, seek out and attach to specific sites on receptor cells within the brain in order to deliver their electrochemical message. The receptor sites will only accept molecules that have the right shape. The entire process is much like slipping a key ( the neurotransmitter ) into a lock ( the receptor ). If a sufficient number of receptors are " filled " with the appropriate neurotransmitters at any given time, a person feels a sense of comfort and well being. If an excessive number of receptors are " empty " at any given time a person feels a sense of urgency, irritation and depression. In general, a human being will seek out those activities which increase natural neurotransmitter levels and avoid those activities which decrease natural neurotransmitter levels. When a foreign substance interferes with this natural process, however, addiction often is the result.

Mechanism
Over the last ten years alcoholism treatment professionals have focus on three principal factors which appear to be of critical importance in determining the susceptibility of a human being to alcoholism. These factors are : (1) A genetic predisposition to alcoholism such as that experienced by children of alcoholics. (2) Extended excessive stress such as that experienced by certain combat veterans. (3) Extended excessive exposure to heavy social drinking.
     At the present time it is generally believed that a genetic predisposition to alcoholism is by far the most common cause of alcoholism. Biological children of alcoholics are much more likely to become alcoholic than the general population and this tendency remains even when the children are adopted into non-drinking homes. Further studies have shown that children of alcoholics have significantly different responses to alcohol in laboratory test. Therefore it is generally agreed that a majority of alcoholics do process alcohol differently than the general population.
     Recent laboratory research has demonstrated that certain natural by-products of alcohol metabolism interfere with the normal neurotransmitter mechanisms discussed in the preceding paragraph. As alcohol is metabolized by the body chemical compounds known as tetrahydroisoquinolines ( TIQ's ) are produced. Since TIQs, which were first found in poppy plants, are remarkably similar to in structure to certain natural enkephalins and endorphins, they have the ability, along with most other opiates, to mimic the action of enkephalins and endorphins and create an artificial neurotransmitter response in certain regions of the brain. This artificial neurotransmitter response is the primary reason for the increased sense of well-being that most people feel when they take a drink of alcohol.
     In a genetically predisposed person, however, the physiological response to alcohol is substantially different. Available research data demonstrate that many children of alcoholics experience a marked increase in natural enkephalin and endorphin levels when they are exposed to controlled amounts of alcohol in a laboratory setting. In these children of alcoholics, therefore, it appears that the artificial neurotransmitter response created by the TIQs, when coupled with the alcohol induced increase in natural enkephalin and endorphin levels, results in a response to alcohol that is greatly intensified. Therefore, it is believed that many children of alcoholics experience a much stronger sense of pleasure and well-being from the same amount of alcohol consumption. This intensified effect, in turn, tends to produce more drinking behavior. As the level of alcohol consumption increases, however, the mimicking effect of the TIQ's begins to have profound effects on the natural endorphin and enkephalin mechanisms described above.

     When a human brain is overloaded with alcohol induced TIQ's, the natural feedback mechanisms of the brain instruct the transmitter cells to produce fewer enkephalins and endophins in an attempt to eliminate the overload. At the same time, in response to increasing levels of TIQ's, the number of available receptor sites in the brain increases. Finally, the brain begins to produce greater quantities of the enzymes which are used to control neurotransmitter levels and aid in the neurotransmitter recycling process. The end result of these three processes is an increased need for neurotransmitters, a decreased ability to produce the required neurotransmitters and a neurotransmitter recycling system that has become abnormally efficient. In substance, fewer neurotransmitters are produced, despite a higher level of demand, and the bulk of the available neurotransmitters are recycled before performing their intended functions. When this process has progressed to a certain point, the artificial neurotransmitter responses caused by TIQ's will effectively replace the natural enkephalin and endorphin responses of the brain. After the alcohol induced TIQ's have "shut down" the natural neurotransmitter production systems, the unfilled neurotransmitter receptor sites create intense feelings of irritation, urgency and depression that can only be relieved by additional TIQ's. The person is now addicted to alcohol.
     Once the cycle described above has taken hold, the damage caused by alcohol consumption remains long after alcohol consumption ceases. During extended periods of alcohol addiction, the human brain loses much of its ability to produce enkephalins and endorphins, develops an abnormal need for enkephalins and endorphins and develops an abnormal ability to recycle any enkephalins and endorphins that are in fact produced. Without an adequate supply of enkephalins and endorphins, the body has no natural ability to create feelings of well-being and suppress feelings of urgency, irritation and depression. Therefore, most recovering alcoholics experience intense feelings of urgency, irritation and depression for an extended period of time after the cessation of drinking. These natural feelings of urgency, irritation and depression, in turn, are generally believed to be the primary contributing factor in the cycle of recovery and relapse that is common in recovering alcoholics. In an unending cycle, the substance which causes pain in the first place becomes the only substance that can relieve the pain.

Cocaine Addiction
     While the end result of cocaine addiction is similar to the alcohol response discussed above, the underlying neurochemical mechanism is significantly different. Instead of providing an artificial substitute for the natural enkephalins and endorphins, cocaine causes the brain to release abnormally large amounts of dopamine, norepinephrine and serotonin and subsequently prevents the natural recycling of these neurotransmitters. The end result is a very high concentration of neurotransmitters which are able to make multiple contacts with the appropriate receptors. It is this high neurotransmitter concentration coupled with multiple neurotransmitter contacts that gives rise to the extreme euphoria experienced by cocaine users. Since cocaine inhibits the natural recycling process, however, the dopamine, norepinephrine and serotonin created by the brain are eventually broken down and flushed out of the body. This process eventually depletes both the neurotransmitters and the amino acids that are necessary to synthesize new neurotransmitters. With extended use, cocaine literally strips the bulk of the natural dopamine, norepinephrine and serotonin out of a user's limbic system, the brain region that controls feeling of reward and pleasure. This stripping effect, over time, results in severe neurotransmitter deficiencies and a craving response that is quite similar to the craving suffered by alcoholics.
     All cocaine users begin to feel a reduced response to an identical drug concentration at some point in the progress of their addiction. This reduced response is a natural result of the neurotransmitter stripping described above. When the natural neurotransmitters are gone, the drug simply stops working. At this point, most cocaine addicts begin searching for another artificial means of creating feelings of well-being that they used to derive from cocaine. Since the TIQs created by alcohol metabolism compensate for the natural effects of the neurotransmitters that have been stripped by cocaine, alcohol is frequently used for this purpose. Therefore, most cocaine users eventually end up as polydrug abusers who switch back and forth between cocaine and alcohol, or other drugs, in order to create or maintain the feelings of well-being that cannot be generated by their own damaged neurotransmitter systems.
     Much like the recovering alcoholic, the recovering cocaine addict must overcome the damage caused by his extended misuse of cocaine and alcohol. The problem is compounded, however, by the fact that a polydrug abuser has damaged several neurotransmitter systems. The cocaine abuse has stripped the neurotransmitters out of the dopamine, norepinephrine and serotonin systems, and the alcohol has damaged the enkephalin and endorphin systems by curtailing natural enkephalin and endorphin production and increasing the recycling ability of the brain. It is this dual addiction that makes cocaine addicts more difficult to treat than simple alcoholics.

Existing Products

     As explained above, alcoholism and cocaine addiction have a devastating nutritional effect on a number of different neurotransmitter systems. Therefore, the Company believes that an effective nutritional supplement for recovering alcoholics and addicts must focus on substantially all of the more common nutritional deficiencies. NEURECOVER-DA and NEURECOVER-SA, the Company's principal products, have been specifically formulated to provide the raw materials that are used by the body to repair damaged neurotransmitter systems. In the opinion of the Company's principal scientists, this approach allows the natural mechanisms of the body to select the specific nutrients it needs, and discard the nutrients that are not needed.

     NEURECOVER-DA and NEURECOVER-SA have been carefully formulated to provide the specific amino acids that are essential to the restoration of proper brain chemistry in recovering alcoholics and 'cocaine addicts. These products help to restore optimal brain chemistry by providing a ready supply of raw amino acids that can he used by the brain to synthesize necessary neurotransmitters. While the ingredients in NEURECOVER-DA and NEURECOVER-SA have no direct physiological effect on a recovering alcoholic or addict, NEURECOVER-DA and NEURECOVER-SA have the ability to increase dietary levels of the specific amino acids that are used in the synthesis of essential neurotransmitters. The NEURECOVER-DA and NEURECOVER-SA formulations will not alter the base line ability of the body to synthesize neurotransmitters. They will, however, ensure an adequate supply of raw materials so that the brain's own neurotransmitter production systems are able to operate efficiently.

NEURECOVER-DA
     The first product that was developed by the Company is NEURECOVER-DA, a patented amino acid formulation that is presently being marketed to over 400 alcoholism and chemical dependency treatment professionals and their patients.

     The active ingredients in NEURECOVER-DA are: DL-Phenylalanine a naturally occurring amino acid that is used by the body to synthesize dopamine and norepinephrine and inhibit the action of the enzymes that break down and recycle enkephalins and endorphins; L-Tryptophan, a naturally occurring amino acid that is used by the body to synthesize serotonin; L-Glutamine, a naturally occurring amino acid that is used by the body to synthesize Gamma-Amino Butyric acid (GABA); and Vitamin B6, a natural vitamin which aids the absorption of the amino acids by the digestive system and the synthesis of amino acids in the brain.

     Inpatient alcohol treatment centers that currently use NEURECOVER-DA on a regular basis report significant reductions in their AMA Drop out Rates. These reduced AMA Dropout Rates, in turn, increase both the profitability and the overall effectiveness of the treatment programs. Alcoholism counselors who have used NEURECOVER-DA with their patients report reduced levels of anger, urgency, irritation and compulsion coupled with increased levels of cooperation and earlier treatment response. In general, NEURECOVER-DA has been well received by the alcohol treatment professionals who have used the product with their patients and it is steadily gaining acceptance as a useful nutritional adjunct to traditional alcohol treatment programs.

NEURECOVER-SA
     NEURECOVER-SA, the Company's second product, has achieved similar results with persons who are recovering from cocaine addiction. Because of the unique problems of cocaine addicts, however, the formulation of NEURECOVER-SA is more complex In addition to the amino acids in the NEURECOVER-DA formulation, NEURECOVER-SA includes L-Tyrosine, an amino acid which is essential for the production of both dopamine and norepinephrine. Further, the NEURECOVER-SA formulation includes a number of vitamins and minerals that are not present in NEURECOVER-DA.

     In general, NEURECOVER-SA has been well received by the cocaine treatment professionals who have used the product with their patients. Like NEURECOVER-DA, NEURECOVER-SA is steadily gaining acceptance as a useful nutritional adjunct to traditional cocaine treatment programs.

beCALM'd
     beCALM'd is a product, similar in composition to SAAVE, which has been tested and proven in scientifically supervised clinical trials to greatly reduce the long and short term dilatory effects of stress and many of the symptoms of Hyperactivity Disorders and Attention Deficit Disorders.
     The American Medical Association estimates between 70% and 80% of the cases they treat are stress related. This says that potentially three fourths of the American population are potentially a market for the product.
     A variety of studies have shown over 20% of the American Public suffers from one form or another of Attention Deficit Hyperactivity Disorders (ADHD) Issuer's in house studies and marketing reports indicate 62.5% of the cases now being treated for ADHD are caused by nutritional deficiencies which can be overcome by products falling under issuer's patent protection.

U. S. Food and Drug Administration (FDA) Matters
     In general the FDA "protects" consumer in two ways: 1) Anything sold for use by the American public must be safe for consumption and 2) Any curative claims must be approved by the FDA before such claims are made. Both of these "protections" are applied to products, regardless of form, that are used for medicinal purposes. However, such products fall into classes. a) Those made from man made molecules and b) those formulated from natural nutrients found on the FDA's GRAS (Generally Regarded As Safe) list. Thus anyone may sell anything processed in an FDA approved facility by an approved method, provided there are no. curative claims made for the product. However, if ANY curative claims are made the product falls under regulation by the FDA. The one exception to this is curative benefits which the "scientific community" generally accepts as true. For example, Vitamin C or foods containing Vitamin C are generally regarded as helpful to persons having a cold. In this case, the Vitamin C manufacturer may say it is useful, but cannot claim it "cures" the cold.
     All of the ingredients in the Company's products are made from items on the GRAS list of vitamins, minerals, amino acids, etc. Curative claims are not made for the products, only that they are useful adjuncts to therapy, which has been accepted by the general scientific community.

     There is considerable scientific and anecdotal evidence that indicates the issuer products do have "curative" properties. The company is, therefore, working to acquire the funding to do what is required to get Food of Drug Use Approval from the FDA. At such time as this can be accomplished, it is believed a great deal of two of the country's problems, alcohol and drug abuse and ADHD, can be greatly alleviated. Once the FDA approval has been obtained, gaining the funding to sufficiently advertise the products should be easily realizable.

Competition
     The Company's products are patented and these patents have been twice adjudicated successfully and the Company feels confident that further judicial testing will produce the same results. Thus there is no direct competition. However, there are indirect competitors for all of the products:

1.  NeuRecovery-DA has few current competitors. Several drugs have been tried in the past but in general that were          shown to be addictive or ineffectual. A perennial drug called Anabuse reemerges every three or four years. If a person has taken it and then drinks alcohol, he or she becomes violently ill. In a few cases patients have been known to have a stroke as a result. Another, newer one is from Europe. It is called Acomprosate and has been found useful for 30 days, in 30% of the cases which have had 30 days of sobriety. By comparison, the Company's products can be used from the first day of treatment and have been successfully used over 15 years. It has also been used to help patients recover from Methadone abuse. Methadone is often used to enable recovery from abuse of heroin, morphine, and other opiate source drugs. (Methadone is considered a better addiction than the opiates).

2. NeuRecovery-SA has proved to be very useful as an adjunct to therapy in recovery from the abuse of stimulants such a cocaine and the amphetamines. A paper on its use is attached entitled: The Healing Process and Cocaine Recovery. This paper also describes the drugs commonly used in the treatment of such addictions; Disipramine, Bromocriptine and Amantadine.

3.  beCALM'd was originally formulated to diminish the dilatory effects of stress. In this use its competition was generally books on stress management. To date no other competition has come into general use, beCALM'd was later found to be very helpful in the treatment of attention deficit and hyperactivity disorders. It's principle competition is Ritalin and several drugs of the amphetamine type. The mechanism of action of these drugs are unknown and their side effects are severe. Never-the-less, the world's second largest pharmaceutical company, Ciba Geigy, the makers of Ritalin, have stated that 2/3rds of their revenues come from the sale of Ritalin. Studies have shown that beCALM'd, the mechanism of action of which is well known and accepted, is more effective than Ritalin in 62.5% of ADHD cases.

Government Regulation

U. S. Food and Drug Administration (FDA) Matters
     In general the FDA "protects" consumer in two ways: 1) Anything sold for use by the American public must be safe for  consumption and 2) Any curative claims must be approved by the FDA before such claims are made. Both of these "protections" are applied to products, regardless of form, that are used for medicinal purposes. However, such products fall into classes. (a) Those made from man made molecules and (b) those formulated from natural nutrients found on the FDA's GRAS (Generally Regarded As Safe) list. Thus anyone may sell anything processed in an FDA approved facility by an approved method, provided there are no curative claims made for the product. However, if ANY curative claims are made the product falls under regulation by the FDA. The one exception to this is curative benefits which the "scientific community" generally accepts as true. For example, Vitamin C or foods containing Vitamin C are generally regarded as helpful to persons having a cold. In this case, the Vitamin C manufacturer may say it is useful, but cannot claim it "cures" the cold.
     All of the ingredients in the Company's products are made from items on the GRAS list of vitamins, minerals, amino acids, etc. Curative claims are not made for the products, only that they are useful adjuncts to therapy, which had been accepted by the general scientific community.

     There is considerable scientific and anecdotal evidence that indicates the issuer products do have "curative" properties. The company is, therefore, working to acquire the funding to do what is required to get Food of Drug Use Approval from the FDA. At such time as this can be accomplished, it is believed a great deal of two of the country's problems, alcohol and drug abuse and ADHD, can be greatly alleviated. Once the FDA approval has been obtained, gaining the funding to sufficiently advertise the products should be easily realizable.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN OF OPERATION
     FORWARD LOOKING STATEMENTS

     The information contained herein contains certain forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that all forward looking statements involve risk and uncertainty, including without limitation, the ability of NeuroGenesis to continue it's expansion strategy, changes in federal or state healthcare laws and regulations, NeuroGenesis's historical and current compliance with existing or future healthcare laws and regulations, changes in cost of supplies, labor and employee benefits, as well as general market conditions, competition and pricing.
     Although NeuroGenesis believes that the assumptions underlying the forward looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward looking statements contained in this Form 10SB will prove to be accurate. In view of the significant uncertainties inherent in the forward looking statements included herein, the inclusion of such information should not be regarded as a representation the Company or any other person that the objectives and plans of NeuroGenesis will be achieved. NeuroGenesis undertakes no obligation to update or revise forward looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following table sets forth the periods indicated and the percentages of revenues represented by income statement items:

ITEM	YEAR ENDING 12/31		SIX MONTHS ENDING
			JUNE 30
			UNAUDITED
	1998	1999	1999	2000
Sales
beCalmed	93.69%	60.08%	54.40%	59.50%
NeuRecover-DA	-	22.29	26.1	14.5
NeuRecover-SA	-	10.76	11.4	4
Neuro Slim	-	3.07	2.7	2.7
Ultratrend	1.58	1.3	2.1	0.6
Inca Gold	2.28	1.21	1.7	0.6
Booklets	0.05	0.01	0.1	-
Manuals	-	0.02	0.1	-
Books and Manuals	-	0.02	0.1	-
S & H Charged to Cust. -	-	-	-	-
Royalty Income	2.27	1.2	1.3	0.6
Misc. Income	0.12	0.04	-	17.3
Retail	0.01	-	-	-
Sales Returns	-	-	-	0.2
	______	______	______	______
Total Sales	100.00%	100.00%	100%	100%

Cost of Sales
beCalmed	27.07%	14.10%	13.01%	13.04%
NeuRecover-DA	-	6.98	9.86	3.29
NeuRecover-SA	-	3.28	2.92	0.9
Neuro Slim	-	1.32	1.2	0.91
Ultratrend	0.51	0.37	0.58	0.17
Inca Gold	0.37	0.16	0.22	0.09
Booklets	0.03	-	-	-
Indirect Materials	0.83	-	-	-
Manuals	-	-	-	0.06
Misc. Costs	0.19	1.07	1.55	0.55
Inventory Loss/Gain	1.3	2.43	0.4	0.65
	______	______	______	______
Total Cost of Sales	28.57%	29.63%	29.03%	19.54%

Gross Margin	71.43%	70.37%	70.97%	80.46%

G & A Expenses

Directors Fees	- %	- %	- %	0.19%
Travel & Entertain	0.09	-	-	-
Public Relations	0.02	-	-	0.01
Financing Costs	0.07	1.35	-	-
Patent Expense	-	-	-	0.69
Bank Charges	0.38	0.27	0.19	0.6
Amortization	-	0.14	0.1	0.1
Stock Transfer	0.23	0.01	0.02	0.03
Salaries and C.O.E	-	-	-	-
Facilities Expense	0.31	-	-	-
Office Rental	8.99	7.09	7.59	3.97
Utilities	0.32	-	-	-
Local Telephone	2.4	1.46	1.77	0.18
L. D. Telephone	3.05	0.58	0.81	0.59
Accounting Expense	-	-	-	-
Travel and Entertain	-	0.19	0.06	0.17
Office Supplies	0.57	0.21	0.33	0.12
Copier Expense	2	1.24	1.52	0.54
Fax Expense	0.01	0.01	0.01	0.01
Deprec.-Computer	1.15	0.65	0.7	0.4
Deprec.-Furn & Fix	0.21	0.27	0.12	0.08
Postage	0.34	0.16	0.27	0.13
Computer Supplies	0.93	0.62	0.39	0.66
Computer Software	0.95	0.59	0.58	-
Legal	3.56	2.91	0.21	10.14
Insurance	1.14	0.59	1.13	0.59
Taxes	0.73	0.28	0.69	0.21
Misc.	0.68	0.25	0.04	0.08
	______	______	______	______
Total G & A	28.13%	18.86%	19.45%	21.90%

Marketing Expenses
Salaries & COE	- %	15.95%	16.35%	9.55%
Commissions Paid	2.12	18.6	17.56	27.97
Credit Card Expense	1.94	1.66	1.54	1.87
New Product Research	0.02	-	-	-
Conventions	0.05	0.07	-	-
Supplies	0.1	0.07	-	-
Sales Aids	7.8	1.55	0.49	0.81
Postage	0.15	0.11	0.09	0.22
Samples	0.21	0.24	0.13	0.08
Advertising	1.87	0.03	-	-
L.D. Telephone	2.69	1.18	1.62	0.76
Pager & Cell Phone	1.37	0.99	1.43	0.85
Travel & Entertainment	0.03	0.26	0.16	0.09
Market Research	0.79	0.03	-	0.07
Bad Debt	0.66	0.31	0.41	1.29
	______	______	______	______
Total Marketing Expense	49.80%	41.05%	39.78%	43.55%

Research &
Development Expense
Salaries	- %	- %	- %	- %
Clinical Trials	0.04	-	-	-
Misc.	-	-	-	-
	______	______	______	______
Total Research
Expense	0.04%	0.00%	0.00%	0.00%

Manufacturing &
Delivery Expense
Salaries	- %	- %	- %	- %
Supplies	- %	- %	- %	- %
Misc.	-	0.64	1.36	-
Freight In	0.74	1	1.29	0.45
Freight Out	0.92	(0.55)	0.33	1.37
	______	______	______	______
Total Manufacturing
Delivery Expense	1.66%	1.09%	2.98%	1.82%

Operating Income(Loss)	(11.20)%	9.37%	8.76%	13.19%

Other Expense
& Income
Interest (Income)	(5.90)%	(3.19)%	10.11%	6.54%
Multi-Level Marketing	(6.61)	20.27	-	-
Treatment Centers	-	-	-	-
Other Expense (Income)	0.56	0.1	-	-
Sales Discounts	-	-	-	-
Misc.	-	-	-	-
	______	______	______	______
Total Other Expense
& Income	(12.51)%	17.08%	10.67%	6.64%

Net Income (Loss)	(23.71)%	25.45%	19.43%	19.83%

BUSINESS PHILOSOPHY

     NeuroGenesis and its researchers have spent 25 years learning to understand the various functions involved in the emotion center of the brain. We have learned that addiction to alcohol, opium and its derivatives (e.g. heroin, morphine, codeine, etc.) and many of the abusable stimulants (e.g. cocaine) use much the same brain pathways as are used in stressful situations, carbohydrate bingeing, and Attention Deficit Hyperactivity Disorders (ADHD). The products we have developed over this time have proven to be very helpful in overcoming these diseases.

     Over the last 15 years we have learned that the best way to market the Company's products is through network marketing. However we believe this will be true only until we can get FDA, Food for Drug Use, approval. At that time we will market through traditional methods.

     Over 20% of the American population is believed to suffer from ADHD, and studies have shown that nearly 2/3rd of those respond best to one of our products, beCALM'd. The market for this product is thus over 13% of the population. Following this line of reason, the total annual market is at least $82,800,000,000. Even more important, if this entire market were reached, drug and alcohol addiction would become unimportant in this country! Consequently, the management and professional researchers of NeuroGenesis are determined to bring these products to as large a number of the American public as is possible

          THE ESSENTIAL COMPONENTS OF NEUROGENESIS'S STRATEGY ARE

We are cash flow positive and income positive at this time and intend to continue to operate in this fashion. As can be seen by the material that follows, rapid but stable growth is entirely possible.

     Continued maintenance of the patents and the acquiring of new ones as we develop further technical knowledge is essential. One patent is currently filed and awaiting approval for such an improvement.

     Additionally, continued growth in the Network Marketing effort is very possible. We have just won a patent infringement case in which part of our award was a list containing 63,000 names of distributors who had purchased products (which infringed upon our patents) during the preceding year. We have already mailed out about 10,000 letters designed to attract these distributors. The result has been a doubling of our sales in a little over a quarter of a year.

     A major detriment to sales has been the fact that products, which do not have FDA approval, are rarely prescribed by doctors. Doing so does not allow the claim of "standard practice" to be used in case of a malpractice suit. Thus, we have had to sell directly to the end user (through network marketing.) As soon as we are able to get a Food for Drug Use approval, we believe beCalm'd will be considered a major break through. Consequently, to get the funding needed for the above FDA approval we must first become a reporting company, then we must begin the active advertising necessary to fulfil the needs of doing the most extensive marketing possible.

     The above advertising campaign will be primarily initiated by a series of "infomercials" which will be used to attract new network marketing distributors. Other companies, using the same consultants and techniques, have grown to between $6 million and $10 million in annual sales within less than three years

     By the time we have finished the Food For Drug approval, we should be financially ready to begin alternate month publishing of half page ad's in magazines such as Preventative Medicine, Readers Digest, and others. This will be followed by more extensive advertising in all media as finances permit.

REVENUES

     Beginning in the first quarter of 1998 the Company made a concentrated effort to increase both revenues and profits . The first step was the acquisition of Natural Neuro Nutrition, Inc. and Neuro Health Products. See Part 1. , Item 1., Description of Business, the Company, next to last paragraph. For the year ending December 31, 1999 the Company had a net operating income of $25,924 as compared to a ($15,803) operating loss for the same period ending 1998. Sales net of discounts increased from $ 141,038 for 1998 to $276,815 for 1999 which represented a 196.71 % increase. Net profit rose from a (33,447) loss in 1998 to a $73,208 gain in 1999.
    In the six month period ending June 30, 2000 sales were $262,346 as compared to $121376 for 1999 a gain of 216 % while cost of sales only increased 146%.. The net income from operations for this period was $17,191 an increase of 161 % over the same period for 1999.See Exhibit E-14 and E-15.

Patents and Trademarks.
     The Company operates under three patents and one registered trademark:

1.  Patent No. 4,761,429 ENKEPHALINASE AND ENDORPHINASE INHIBITORS AS ANTI-CRAVING COMPOSITIONS.

     This patent was adjudicated in Federal Court as follows: "That the 429 Patent covers any preparation using D-phenylalanine or any effective combination of the following ingredients: D-phenylalanine, DL-phenylalanine; D-leucine; DL-leucine; L-tryptophan (or a substitute) and hydrocinnamic acid, in the treatment of or prevention of alcoholism, and/or the treatment or prevention of cravings for alcohol, cocaine and other narcotics. The 429 Patent also covers any preparation containing such ingredients used for the treatment or prevention of cravings for excessive amounts of foods containing carbohydrates; stress-induced damage; attention deficit hyperactivity disorders and all other disorders that are related to neurotransmitter insufficiencies." See Exhibit E-3

2.  Patent No. 5,189,064 TREATMENT OF COCAINE ADDICTION
     This patent was adjudicated in Federal Court as follows: "That the 064 Patent covers among its other claims, a composition used for the treatment of cocaine and other narcotic addictions and/or to reduce cravings for cocaine and other narcotics, consisting of : a) hydrocinnamic acid, any D-form mono amino acid, D-phenylalanine, and/or DL-phenylalanine; and b) L-glutamic acid, L-glutamate, and/or L-glutamine and/or L-tryptophan (or a substitute). The 064 Patent also covers any preparation containing such ingredients used for the treatment or prevention of cravings for excessive amounts of foods containing carbohydrates; stress-induced organ damage; and attention deficit/hyperactivity disorders and all other disorders that are related to neurotransmitter insufficiencies. See Exhibit E-4.

3.  Patent No. 5,922,361 FOLIC ACID ENRICHED DIETARY SUPPLEMENT COMPOSITIONS FOR SELF-REGULATING STRESS-REDUCTION. This patent has not yet been adjudicated but its claims the uses of the 429 and the 064 patents and teaches that the formulae in them can be improved through the addition of Folic Acid. See Exhibit E-5.

4.  Reg No. 2,127,310 Trademark, See Exhibit E-6.

Employees

     The issuer employs on a regular basis four to five employees. However most of its work is hired done by outside companies. This work includes product manufacturing, bottling, labeling, and much of its research. Its primary marketing is done at this time by over 2,000 independent sales agents. It is anticipated that as the product use becomes more wide spread much more in house employment will be done.

ITEM 3. DESCRIPTION OF PROPERTY

     NeuroGenesis, Inc.'s principal office is located at 2045 Space Park Drive, Suite 132, Nassau Bay, Texas 77058, P.O. Address: P.O. Box 58941, Houston, Texas 77258, and currently occupies 2000 square feet. Rent includes all utilities and use of common areas. The property is leased from an unaffiliated third party for a term that expires May 1, 2001., with a monthly rental of Seventeen Hundred Thirty-Four Dollars ( $1734.00) per month. Management ascertains that there is a very small likelyhood that the Company would not be able to renew the lease at about the same rate as there are numerous vacant offices in the Houston area. See Exhibit E-7

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information, to the best knowledge of the Company as of , with respect to each person known by the Company to own beneficially more than five percent (5%) of it's outstanding Common Shares:

Name and Address	Common Shares Held	Percent
Albert H. Bieser 15535 St. Cloud Houston, Texas 77062	908,723	47.01%
Lary Dorrington P. O. Box 361 Seabrook, Texas 77586	102,041	5.28%
London & Schaeffer, LLP 3118 Richmond Avenue Suite 200 Houston, Texas 77098	322,150	16.67%
Allene G. Snow 153 Baywood Street LaPorte, Texas 77571	103,201	5.34%

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The following table identifies the directors and the principle executive officers of the Company:

Name	Age	Position
Albert H. Bieser	68	President, Treasurer, Director
Lary A. Dorrington	44	V. P. Marketing, Secretary, Director
Allene Snow	47	V. P. Network Marketing, Director
Dr. Terry Neher	61	Director, Advisory Board Chairman
William Barrow	58	Director

Albert H. Bieser is the Board Chairman, President, Treasurer, a principal stockholder and a founding member of the Company. He holds Bachelor of Science degrees in Business Administration (1953) and Electrical Engineering (1959) from the University of Colorado. He also holds a Master of Science degree in Electrical Engineering from Southern Methodist University (1963). Prior to 1984, Mr. Bieser served as the President of B. E. Industries, Inc. a successful private company that manufactured ship board satellite antenna aiming systems. President of General Computer Systems, Inc. a publicly held firm which manufactured a proprietary " key-disk-tape " data entry subsystem and as Managing Director of Recognition Equipment-Europe, a computer related company.

Lary A. Dorrington is the Vice President of Marketing, Secretary, Director and a principal shareholder of the Company. He holds a Bachelor of Science Degree in Biology and Chemistry (1979) and a Master of Science Degree in Management (1989) from the University of Houston. He served in Retail Corporate Management with Joske's (department stores) of Houston until 1981. Mr. Dorrington has been a professional educator for the past nineteen years. He is a Past President of the Clear Creek Educators Association of the National Educators Association, a member of Phi Delta Kappa, the Association for supervision and Curriculum Development, the Texas Science Teachers Association, the National science Teachers Association, the Texas Association of Secondary School principals and the National Association of Secondary School Principals.

Allene Snow is the Vice President of Network Marketing and a Director. Mrs. Snow has been successfully involved in multilevel and network marketing since 1970. She began her career with Avon, Mary Kaye and Amway. As her ability to " grow major down-lines" matured, she became highly successful in Melahucia, Shacklee, Fuller Brush and Watkins. In addition to the above network marketing activity she has founded and run two retail businesses in the specialty clothing field since 1970. The latter of these still exist and is run by the Snow family. Prior to 1990 Mrs. Snow managed radio station KKBS in Guymon, Oklahoma. Her earlier work there was in commercial writing, announcing and time sales.

ITEM 6. EXECUTIVE COMPENSATION

     The following table provides certain summary information concerning the compensation for each of the officers and directors during the current fiscal year:

Name	Principal Position	Annual Compensation
Albert H. Bieser	President ,CEO, Director	Up to $65,000 per yr. (See Exhibit E-3)
Allene G. Snow	Vice President, Director	Up to $60,000 per yr. (See Exhibit E-3)
Lary A. Dorrington	Vice President, Director	Up to $55,000 per yr. (See Exhibit E-3)
Barbara S. Bieser	Controller, Asst. Secretary	Up to $40,000 per yr. (See Exhibit E-3)

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In 1985 Albert H. Bieser guaranteed a $250,000 loan from Lloyds Bank to the Company. Bieser received one share of Common Stock for each dollar of loan guarantee (250,000 shares). All of the stock purchased by the founders at about that time were at about $0.08 per share. The interest ( two percent ( 2% ) per annum over London prime ) could not be paid by the Company and was with Bieser's approval added to the loan without additional shares being given to Bieser. The only payment on interest and/or principal made by the Company was in 1990 in the amount of Thirty Thousand Dollars ($30,000). In 1993 Lloyds Bank demanded payment, but agreed to extend the note an additional eighteen months if the Company would immediately pay Seventy Five Thousand Dollars ($75,000) and Bieser would continue to guarantee the note. In order for the Company to provide the cash Bieser purchased one million five hundred thousand of the Company's unregistered Common Shares at a price of five cents ( $.05 ) per share. At the time the shares were trading at two cents ($.02) bid and five cents ($.05) asked.

     On February 11, 1998 the Company acquired 100 % of the outstanding shares of Natural Neuro Nutrition, Inc. ,a Texas Corporation ("Texas 3NI") , for Three Hundred Ninety Seven Thousand Nine Hundred Sixty(397,960) Shares of the Company's Common Stock and Neuro Health Products (a proprietorship, NHP) for One Hundred Two Thousand Forty (102,040) of the Company's Common Shares. 3NI was an operating company selling similar products under license from the company which had facilities, marketing, management teams, customers, and product fulfillment capability. NHP was a small network marketing firm which sold products similar to those of the Company.
The following table list shareholders and amount of shares received on the February 11, 1998 Acquisition:

Date	Company	Name	Shares
2/11/98	3NI	Albert H. Bieser P. O. Box 788 Seabrook, Texas 77586-0788	192,744
2/11/98	3NI	Lary Dorrington P. O. Box 361 Seabrook, Texas 77586-0361	102,041
2/11/98	3NI	John and Barbar Ferell 2425 NASA Rd. 1 Seabrook, Texas 77586	34,014
2/11/98	3NI	William R. Barrow P. O. Box 678 Seabrook, Texas 77586	20,408
2/11/98	3NI	J. Jaffas, Ltd. c/o Andre Dinsberg Lloyds Bank 1 Place Bel Aire 1211 Geneva, Switzerland	3,401
2/11/98	3NI	Dr. Terry Neher 25717 118th Pl. S. E. Kent, Washington 98031	45,351
2/11/98	NHP	Allene Snow 153 Baywood Street LaPorte, Texas	102,041

ITEM 8. DESCRIPTION OF SECURITIES

COMMON STOCK

     The following is a summary of the material terms of NeuroGenesis's capital stock as set forth in it's Amended Certificate of Incorporation and Bylaws.

     The Company is authorized to issue up 3,500,000 shares of Common Stock at a par value of two and one-half cents ( $0.025) per share.

     At the date of this registration statement, the Company had issued and outstanding 1,932,900 shares of Common Stock. All outstanding shares are legally issued, fully paid and non-assessable.

LIQUIDATION RIGHTS

     Upon liquidation or dissolution and after payment of any senior securities, each outstanding share of Common Stock will be entitled to share equally in the remaining assets of the Company legally available for distribution to shareholders after the payment of all debts and other liabilities.

DIVIDEND RIGHTS

     There are no limitations or restrictions upon the rights of the Board of Directors to declare dividends on Common Stock out of any funds legally available therefor. The Company has not paid dividends on shares of Common Stock and it is not anticipated that any dividends will be paid on shares of Common Stock in the foreseeable future. The Board of Directors initially may follow a policy of retaining all or substantially all earnings to finance the future growth of NeuroGenesis. Accordingly, future dividends, if any, on shares of Common Stock will depend upon ,among other things, the Company's need for cash to finance acquisitions, working capital and it's financial condition at the time.

VOTING RIGHTS

     Holders of Common Stock of NeuroGenesis are entitled to cast one vote for each share held at all shareholder meetings( or by written consent in lieu thereof ) for all purposes.

OTHER RIGHTS

     Shares of Common Stock have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional shares of Common Stock. There are no redemption or sinking fund provisions applicable to shares of Common Stock.

REPORTS TO SHAREHOLDERS

     If NeuroGenesis's obligation to file reports with the SEC is suspended, the Company will no longer file such reports but it intends to continue to furnish holders of NeuroGenesis's common stock with quarterly financial reports containing unaudited financial statements and annual reports containing audited financial statements.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

MARKET INFORMATION
     NeuroGenesis's Common Stock is currently traded over the counter on the Pink Sheets at $0.01 Bid, None Ask. Until February 23, 2000 the Common Stock was traded on the NASDAQ Bulletin Board at a price of $1.03125 Bid, $3.00 Ask, at which time it was de-listed due to qualification requirements and placed on the Pink Sheets. See Exhibit E-13.

HOLDERS

     NeuroGenesis believes that there were approximately 447 holders of record of the Company's Common Stock as of July 1 ,2000.

DIVIDENDS

     NeuroGenesis has not paid dividends on shares of its Common Stock since inception.

TRANSFER AGENT

     The Company's transfer agent is:

          American Registrar and Transfer Company
          342 East 900 South
          Salt Lake City, Utah 84111
          Phone: (801) 363-9065. Fax: (801) 363-9066

ITEM 2. LEGAL PROCEEDINGS

     January 22, 1992 the Company filed suit against Albert H. Bieser, Natural Neuro Nutrition, Inc. and Lloyds Bank Ltd. Alleging the loan to the Company by Lloyds Bank Ltd. and guaranteed by Albert H. Bieser had not been a loan but rather a purchase of stock. The suit also alleged patent infringement by Natural Neuro Nutrition, Inc.(3NI). The suit was settled out of court in favor of the defendants. Lloyds loan was recognized, Bieser's guarantee was recognized and 3NI was not only found to not have infringed but was also given a royalty free license to prevent the suit from being brought again in the future.

     March 1998 the Company et al filed two suits for patent infringement. The first named Tom Chmielewski and Natural Distributors International, Inc. as defendants. This suit was found in the Company's favor by the Southern District of the Texas Federal Court in Houston, Texas. In September 1998 the Judge awarded $7,000,000 as damages to the Company, 3NI and Albert H. Bieser.  Chmielewski died before maximum recovery could be accomplished and the only benefit to the plaintiffs was $7000 cash and $15,000 in inventories. The attorneys received the cash as full compensation for their work and the Company received the inventories. See Exhibit E-8.  The second suit named Tom Spinks and Quest IV Health Products of Irving, Texas. This suit was settled out of court in August 1999. The defendant agreed to all demands by the Company et al and paid $50,000 in cash claiming this was all he could afford and the Company agreed to the amount in order to effect the permanent injunction and the adjudication of the patent. See Exhibit E-9.

     In early 2000 Spinks et al again began selling products in violation of the patent. The Company again filed suit against Spinks, Quest IV, his suppliers and primary distributors. This time the suit was filed in the Northern District of Texas
Federal Court. The case is still in process against some of the defendants and some have already settled. See Exhibit E-9.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     On June 1, 2000 Clyde Bailey, P. C. ,Certified Public Accountant, 10924 Vance Jackson, Suite 404, San Antonio, Texas 78230, phone (210) 699-1287 replaced Collins and Russell, 1002 Gemini, Houston, Texas 77058, phone (281) 486-9446 as the Company Auditor. This change was made in order to meet SEC qualifications.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

     The following table are lists all sales of unregistered securities since March 1, 1998:

Date	Name	Shares	Consideration
2/11/98	Albert H. Bieser	192,794	$48,198.50, 3NI Acquisition
2/11/98	Lary Dorrington	102,041	$25,510.25 " "
2/11/98	John and Barbara Ferrell	34,014	$ 8,535.00 " "
2/11/98	William R. Barrow	20,408	$ 5,120.00 " "
2/11/98	J. Jaffas, Ltd.	3,401	$ 850.75 " "
2/11/98	Dr. Terry Neher	45,351	$11,337.75 " "
2/11/98	Allene Snow	102,041	$25,510.25, NHP Acquisition
5/9/99	James Payne	1,600	$ 400.00 Public Relations
8/29/99	William Barrow	5,000	$ 1,562.50 Directors Compensation
8/29/99	Dr. Terry Neher	45,351	$14,172.19 Product Research
2/15/00	London & Schaeffer	322,150	$332,217.18 Attorney Fees

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law provides in relevant parts as follows:

     A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative ( other than an action by or in the right of the corporation ) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses ( including attorney's fees ) , judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation and with respect to any criminal action or proceeding had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or on a plea of no lo contendere, or it's equivalent, shall not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding had reasonable cause to believe that his conduct was unlawful

     A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit or in the right of the corporation to procure a judgment in it's favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the quest of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses ( including attorney's fees ) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine on application that despite the adjudication of liability but in the view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

     To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in (1) or (2) of this subsection, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses ( including attorney's fees ) actually and reasonably incurred by him in connection therewith.

     The indemnification provided by this section shall not be deemed exclusive of any other rights to which those seeking indemnification may have been titled under any bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

     The foregoing discussion of indemnification merely summarizes certain aspects of indemnification provisions and is limited by reference to the above-discussed sections of the Delaware Corporation law.

     NeuroGenesis's Certificate of Incorporation and bylaws provide that NeuroGenesis " shall indemnify ", and advance litigation expenses, to the full extent of it's power to do so, to all directors, officers, employees and /or agents. It is anticipated that they will indemnify it's officers and directors to the full extent permitted by the above quoted statute.

     Insofar as indemnification by NeuroGenesis for liabilities arising under the Securities Acts may be permitted to officers and directors of the Company pursuant to the foregoing provisions or otherwise, NeuroGenesis is aware that in the opinion of the United States Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Acts and is therefore unenforceable. See Exhibit E-10.

FINANCIAL STATEMENTS

PART III

ITEM 1. INDEX TO EXHIBITS
EXHIBIT NUMBER	DESCRIPTION
E-1	Amended Articles of Incorporation
E-2	Reorganization Agreement
E-3	Employment Agreement dated January13, 1998
E-4	Patent # 4,761,429
E-5	Patent # 5,189,064
E-6	Patent # 5,922,361
E-7	Trademark Reg. # 2,127,310
E-8	Lease Agreement
E-9	NeuroGenesis, Inc. et al vs Chmielewski and Natural Distributors International, Inc.
E-10	NeuroGenesis, Inc. et al vs. Tom Spinks and Quest IV Health Products et al.
E-11	Bylaws of NeuroGenesis, Inc.
E-12	National Quotation Bureau Trading Information January 1, 1999 through June 23, 2000.
E-13	Balance sheet and Condensed Income Statement for Six - Month Period Ending June 30, 1999.
E-14	Balance Sheet and Condensed Income statement for Six - Month Period Ending June 30, 2000.

PART FS

FINANCIAL STATEMENTS

CLYDE BAILEY P.C.
______________________________________________________________________________
Certified Public Accountant
10924 Vance Jackson  #404
San Antonio, Texas 78230
(210) 699-1287(ofc.)
(888) 699-1287  --   (210) 691-2911 (fax)
Member:
American Institute of CPA's
Texas Society of CPA's

Board of Directors
NeuroGenesis, Inc.
Houston, Texas

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

We have audited the accompanying balance sheet of NeuroGenesis, Inc. (Company)
as of December 31, 1999 and 1998, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on the results of  the audit. The financial statements of the Company, as of
December 31, 1998, were audited by other auditors whose report dated February
8, 2000 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining,  on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant overall financial statement presentation.  We believe that our audit results provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of NeuroGenesis, Inc. at
December 31, 1999 and 1998,  the  results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles, except with respect to net operating loss carryforwards available to offset future taxable income, as described in Note 7 of these financial statements.

Clyde Bailey
Certified Public Accountant

June 6, 2000

NEUROGENESIS, INC.

Comparative Financial Statements

December 31, 1999 and 1998

Clyde Bailey, P.C.
Certified Public Accountant
10924 Vance Jackson #404
San Antonio, Texas 78230

NeuroGenesis, Inc.
Balance Sheets
As of December 31,1999 and 1998

ASSETS

                                                                                                                               1999                           1998
Current Assets:
Cash and cash equivalent                                                                                    $ 31,231                    $ 16,601
Accounts receivable, net of allowance                                                                  20,327                         3,243
for doubtful accounts
Inventories                                                                                                               44,544                        15,713
Prepaid Expenses                                                                                                    33,042                      19,450
Deferred tax asset,                                                                                                 10,113                         6,885
net of valuation allowance of $13,966
for 1999 and $8,415 for 1995                                                             ________                  ________
Total Current Assets                                                                                             139,257                      61,892

Fixed Assets:
Furniture and office equipment,                                                                                9,798                         9,367
net of accumulated depreciation of
$10,655 for 1999 and $ 7,565 for 1998
Patents, net of accumulated amortization                                                               10,018
of $392 for 1999 and $-0- for 1998                                                                   _______                     _______
Total Fixed Assets 19,816 9,367

Other Assets:
Deferred tax asset, net of valuation allowance                                                     179,460                     206,767
of $245,454 for 1999 and $251,005 for 1998                                                   _______                     ________
Total Other Assets                                                                                                179,460                     206,767
Total Assets                                                                                                        $ 338,533                  $ 278,02b

The accompanying notes are integral part of the financial statements.

NeuroGenesis, Inc.
Balance Sheets
As of December 31,1999 and 1998

LIABILITIES and STOCKHOLDERS' EQUITY
                                                                                                                                1999                              1998
Current Liabilities
Accounts Payable                                                                                              $ 22,533                              11,162
Loans from directors                                                                                           144,120                            152,941
Total Current Liabilities                                                                                       166,653                            164,103

Long-Term Liabilities
Note Payable                                                                                                        155,959                          147,131
Total Long Term Liabilities                                                                                 155,959                          147,131

Stockholder's Equity
Common Stock,                                                                                                     49,840                             43,769
par value $0.025 per share,
authorized 2,500,000 shares; 1,993,588 and
1,750,750 shares issued and outstanding
at December 31,1999 and 1998
Additional Paid-In Capital                                                                                2,157,705                      1,780,938
Accumulated Deficit                                                                                         (2,191,624)                   (1,857,915)
Total Stockholders' Equity                                                                                      15,921                         (33,208)
                                                                                                                         =========                  =========
Total Liabilities and Stockholders' Equity                                                         $ 338,533                      $ 278,026

The accompanying notes are integral pan of the financial statements.

NeuroGenesis, Inc.
Statement of Operations
For the Years Ended December 31, 1999, and 1998

                                                                                                                               1999                                1998
Sales, net of discounts                                                                                     $ 276,815                        $ 141,038
Cost of Sates                                                                                                        82,020                              42,624
Gross Profit                                                                                                        194,796                              98,414
Selling, general and administrative expenses                                                     168,871                           114,217
Operating Income (Loss)                                                                                    25,924                             (15,803)

Other Income (Expense):
Interest (expense)                                                                                                  (8,828)                              (8,328)
Other Income (expense)                                                                                    (326,726)                              (9,316)
Other Income, net                                                                                              (335,554)                          (17,644)

Net Income (Loss)                                                                                         $  (309,630)                      $ (33,447)

Net Income (Loss) per share                                                                         $      (00.18)                     $     (0.02)

Weighted average shares outstanding                                                               1,750,750                       1,750,750

The accompanying notes are integral part of the financial statements.

NeuroGenesis, Inc.
Statement of Changes in Stockholders' Equity
For the Years Ended December 31,1999 and 1998

			Additional		Total
	Common Stock		Paid-In	Accumulated	Stockholders
	Shares	Amount	Capital	Deficit	Equity
Balance, December 31, 1997	1,250,750	$ 31,269	$1,780,938	$(2,038,120)	$(225,913)
Stock issued for services					$ -
Stock issued for assets	500,000	12,500			$2,500
Deferred tax asset increase				213,052	$213,652
Net loss, December 31,1998				(33,447)	$ (33,447)
Balance December31, 1998	1,750,750	43,769	1,780,938	(1,857,915)	(33,208)
Stock issued for cash
Deferred tax asset (decrease)				(24,079)	(24,079)
Net income, December 31,1999				(309,630)	(390,630)
Balance December31, 1999	1,750,750	43,769	1,780,938	(2,191,624)	(366,917)
Stock Cancelled Subsequent to Year End	(140,000)	(3,500)	3,500
Stock issued Subsequent	382,838	9,571	373,267		382,838
to Year End	________	_______	_________	__________	__________
	1,993,588	$ 49,540	$2,157,705	$(2,191,624)	$ 15,921

The accompanying notes are integral part of the financial statements.

NeuroGenesis, Inc.

Statement of Cash Flows

For the years Ended December 31, 1999 and 1998

	1999	1998
Cash Flows from operating Activities:
Net Income (Loss)	$(309,630)	(33,447)
Operating expenses not requiring use of cash
Amortization expense	392	-
Depreciation expense	2,790	1,916
Net (increase) decrease in operating assets & liabilities	(56,957)	32,453
Net Cash Provided by Operating Activities	19,433	922
Cash Flows from Investing Activities:
Purchase of property and equipment	(13,631)	(2,578)
Net Cash Provided by Investing Activities	(13,631)	(2,578)
Cash Flows from Financing Activities:
Increase in notes payable	8,828	-
Payment of notes payable	-	-
Net Cash Provided by Financing Activities	8,828	-
Net Increase (Decrease) in Cash	14,630	(1,656)
Cash - Beginning of year	16,601	18,257
Cash - End of year	$31,231	16,601
Supplementary Disclosure:
Cash Paid for Interest	8,828	8,328
Cash Paid for Taxes
Non-cash transactions: (See Statement of Stockholders' Equity
Shares Issued for Services	382,838	-
Shares Issued for Assets	0	500,000

The accompanying notes are an integral part of the financial statements

NEUROGENESES, INC.
Notes to Financial Statements

Note 1- ORGANIZATION

NeuroGenesis, Inc. (the "Company") is a Delaware Corporation and is the successor to the business operations of Matrix Technologies, Inc., a Texas Corporation, which was incorporated in November 1984 for the purpose of completing the development of a series of products to be used as adjuncts to therapy by the substance abuse treatment community.

In November of 1989, one of the components of the main product, 1-tryptophan, was banned by the FDA. This required destruction of product inventory and resulted in a substantial decline in sales over the next few years. During 1991 the majority of directors resigned and new directors were elected. By 1993, sales had fallen to less than 20% of the 1990 levels. In 1991 one of the Company's original Founders formed a new company, Natural Neuro Nutrition, Inc. (3N1), to develop new research and pursue similar goals of the original company.

NeuroGenesis, Inc. unsuccessfully pursued legal action against the new company, 3N1, which was settled in August of 1993 and resulted in the Company giving 3N1 a royalty free license and reinstating the founder of 3N1 on the Board of Directors of NeuroGenesis, Inc.

After settlement of the litigation in 1993, the Founder began reorganization of NeuroGenesis
Inc. The Company, from an operational point of view, was basically inactive until February 1998. At that time, the Company acquired 3N1 and a network marketing company, Nuero Health
Products, in exchange for 500,000 shares of common stock valued at approximately $62,500.

Note 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Inventory
Inventories are stated at the lower cost or market. Cost is determined using an average cost method.

Property and Equipment
Property and equipment are reported at a cost. Repairs and maintenance costs are charged to operations when incurred.

Depreciation
Depreciation is calculated using the straight-line method, based on the estimated useful life of the respective asset, which ranges between five years and ten years. Depreciation expense for
1999 and 1998 was $2,790 and $1,916 respectively.

NEUROGENESIS, INC.
Notes to Financial Statements

Summary of Recent Accounting Pronouncements

SFAS 129C
Statement of Financial Accounting Standards No.129, Disclosure of Information about Capital Structure ("SFAS 129"), effective for periods ending after December 15, 1997, establishes standards for disclosing information about an entity's capital structure. SFAS 129 requires disclosure of the pertinent rights and privileges of various securities outstanding (stock, options, warrants, preferred stock, debt and participating rights) including dividend and liquidation preferences, participant rights, call prices and dates, conversion or exercise prices and redemption requirements. Adoption of SFAS 129 has had no effect on the Company as it currently discloses the information specified.

SFAS 130
In June 1997, the Financial Accounting Standards Board issued two new disclosure standards. Results of operations and financial position are unaffected by implementation of these new standard Statement of Financial Accounting Standards (SFAS) 130, "Reporting Comprehensive Income", establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

SFAS 131
SFAS 131, "Disclosure about Segments of a Business Enterprise", establishes standards for the way that public enterprises report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS 131 defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. This accounting pronouncement has had no effect on the Company's financial statements for the periods presented.

SFAS 132
Statement of Financial Accounting Standards (SFAS) 132, "Employers' Disclosure about Pensions and Other Postretirement Benefits," revises standards for disclosures regarding pensions and other postretirement benefits. It also requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis. This statement does not change the measurement or recognition of the pension and other postretirement plans. The financial statements are unaffected by implementation of this new standard.

NEUROGENESIS, INC.
Notes to Financial Statements

Summary of Recent Accounting Pronouncements (continued)

SFAS 133
Statement of Financial Accounting Standards (SFAS) 133, "Accounting for Derivative Instruments and Hedging Activities," establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available4or sale security, or a foreign-currency-denominated forecasted transaction Because the Company has no derivatives, this accounting pronouncement has no effect on the Company's financial statements

Note 3- PATENTS AND ROYALTIES

The Company has developed three patents since 1984 Registration of the first two patents was assigned to a key stockholder and officer of the Company in 1995 to partially satisfy a debt obligation (See Note 6). At the time of transfer the patents were valued at $89,153. A third patent was developed in 1999 at a cost of $10,410. The third patent was split into two applications by the Patent and Trademark Office (PTO) The first of these was awarded in 1999 and the second is pending. It is anticipated that these two patents will be assigned to the company by the two inventors (both officers of the Company), if and when the award by the PTO is complete.

An agreement exists between NeuroGenesis, Inc. and the key stockholder and officer, which allows the Company to use the patents without paying royalties as long as the stockholder remains an officer of the Company and receives renumeration according to the compensation agreement outlined in Note 8. No compensation was paid to this officer, under the compensation agreement, during 1999 and 1998.

The patent assignment and royalty agreement requires the Company to pay royalties of $.01 for each capsule manufactured by the Company if the conditions stated above are not met. No royalty fees were paid to this officer or accrued under this agreement during 1999 and 1998.

All legal fees associated with the development and protection of the patents have been paid by the Company and all proceeds of the law suits have been given to the Company even though the patents have been assigned to a key officer and shareholder of the Company. Total legal fees paid by NeuroGenesis, Inc. related to these patents were $28,684 in 1999 and $9,316 in 1998 (See Notes 4 & 5).

Note 3- PATENTS AND ROYALTIES (continued)

All royalty income has been given to the Company. During 1999 NeuroGenesis, Inc. received royalty income of $3,197 related to the patents assigned to the officer and stockholder. No royalty income was received in 1998. During 1997 the Company received $100,000 of patent royalty income. The Company used $80,000 of these proceeds to reduce the note payable to the officer. (See Note 6).

Note 4- PATENT INFRIGEMENT LITIGATION

The Company has been involved in extensive litigation developing and protecting the first two patents. In September 1998 the Company obtained a judgment against a former officer and stockholder of NeuroGenesis, Inc., in the amount of $7.2 million for patent, trademark and trade dress infringement, misrepresentation, conversion breach of contract and breach of fiduciary duty. Although the Company prevailed, the defendant died prior to the settlement of the judgment. Settlement with the estate of the defendant provided a $15,000 cash payment to NeuroGenesis, Inc. and conveyance of product inventory and accounts receivable valued at $19,976. The $15,000 cash was paid to legal counsel according to terms of the contingency agreement and for accrued legal expenses (See Note 5).

In September 1999 the Company obtained a permanent injunction and a $50,000 judgment against an ex-distributor of NeuroGenesis, Inc. and his company for patent, trademark and trade dress infringement, misrepresentation in commercial advertisement, misappropriation of trade secret, business defamation and product disparagement, libel and slander.

Legal counsel for NeuroGenesis, Inc. filed a suit against the defendant in December, 1999 for refusal to abide by the September 1999 settlement award and is vigorously pursuing this case since the defendant and his company continues to violate the court ordered injunction. The outcome of this litigation is uncertain. The Company's legal counsel has retained , in escrow, $30,000 of the $50,000 received to pay for the future legal expenses.

Note 5- LEGAL REPRESENTATION AND STOCK OWNERSHIP

In March 1998, the Company entered into a contingency ownership agreement with their legal counsel to perform legal services for NeuroGenesis, Inc. in connection with all cases related to patent infringement. The contingency percentage is 40% of all amounts recovered after filing suit, and 45% upon filing an appeal. The contingency percentage increases to 50% for defending a counterclaim filed by another party against the Company, or for bankruptcy proceedings filed by a defendant during representation, or for bankruptcy proceedings filed by the Company during representation. If the amount of legal fees awarded and recovered after trial exceed these percentages legal counsel is entitled to the full amount recovered. (See Note 3.)

NEUROGENESIS, INC.
Notes to Financial Statements

Note 5- LEGAL REPRESENTATION AND STOCK OWNERSHIP (continued)

As additional compensation for representation, legal counsel is entitled to an equity ownership interest in NeuroGenesis, Inc. equal to 10% of the total issued and outstanding stock, on a fully diluted basis, at the conclusion of representation, with an option to increase the ownership interest to 20% within six months after concluding representation. In January 2000, the Company issued 322,150 shares of common stock to legal counsel, which represents 20% of all shares at December 31,1999 (See Note 9)

Note 6- NOTE PAYABLE

In March 1995 NeuroGenesis, Inc. had a $446,459 bank loan, which was personally guaranteed by an officer and major stockholder. The bank exercised the guarantee and collected the amount due from the individual shareholder. In consideration to the shareholder for satisfying the debt, the Company issued shares of common stock valued at $165,878 and the balance of $280,581 was issued as a demand note, which bears interest at a rate of 6.0% per annum. In April 1995 the Company transferred ownership of two patents, valued at $89,153 to the officer and tockholder to reduce the balance due on the demand note.

During 1997 the Company applied $80,000 of royalty income against this shareholders note balance and paid the shareholder an additional $5,000 against the note(See Note 3). The remaining principal balance of $106,428 has been renewed annually with accrued interest. Total accrued interest payable at December 31,1999was $49,531 and $40,703 at December 31,1998. Interest expense was $8,828 and $8,328 for 1999 and 1998 respectively.

In addition to this note the Company is indebted to the same officer and stockholder for legal expenses paid in connection with the lawsuit filed by NeuroGenesis,Inc. against 3N1, Lloyd's Bank, and the Company officer, which was settled in 1993. The amount owed is not evidenced by a note and is not accruing interest The balance owed to the stockholder was $143,157 at December 31,1999 and $150,094 at December 31,1998. The note included $105,000 for the Company's legal fees and the balance for working capital.

Note 7- INCOME TAXES

The Company has net operating loss carry forwards available to offset future taxable income of $1,320,567 and $1,391,388 for 1999 and 1998, respectively Approximately $1 1,000 will expire in 2001, $54,000 in 2002, and $50,000 will expire in 2003. Approximately $400,000 will expire in 2005, $662,000 in 2006,$104,000 in 2007, $1,013 in 2008, and the balance of $109,375 in 2009. The Company's tax records for 1992-1994 are not available as of the date of this report. These records were not turned over the current management when all other directors resigned in 1994 (See Note 1). Management is in the process of obtaining the tax records from the Internal Revenue Service.

A deferred tax asset of $448,993 and $473,072 was established in 1999 and 1998, which represents an effective tax rate of 34% applied to the net operating loss carry forwards. Due to missing tax records for the parent company between 1992 - 1994, and uncertainty regarding the ability of the Company to utilize the net operating loss carry forwards before they expire, a valuation allowance of 259,420 was established for both years.

NEUROGENESIS INC.
Notes to Financial Statements

Note 8- EMPLOYMENT AGREEMENTS

The Company has an agreement to pay certain directors and employees compensation based on net cash flow available, up to specified limits. The Boards of Directors must approve any compensation above the limits. Only one director Snow, who is employed by the Company, was paid for services during 1999 and 1998. The amount of compensation paid was as a part of this compensation plan.

Note 9-OPERATING LEASES

The Company leases its corporate headquarters in Houston, Texas for office and warehouse space. Currently the Company occupies approximately 2,300 square feet and the monthly rent is $ 1,734 per month. The lease began in April 1999 and expires on March 31, 2002. At December 31,1999, future minimum lease payments under these operating lease is as follows:

2000	$ 20,808
2001	20,808
2002	5,202

Total rent expense for the fiscal year ended December 31,1999 is $ 19,616.

Note 10- SUBSEQUENT EVENT

In January 2000, the Company canceled 140,000 shares of common stock held by previous officer and stockholder, in accordance with the lawsuit, which was settled in September 1998 (See Note 4).

The Company also issued 322,150 or 20% of its outstanding stock to legaf counsel in accordance with their compensation agreement (See Note 5). The value of this transaction is $322,150, based on the most recent trade price of 1.031 per share on February 4, 2000.

An additional 60,688 shares of common stock were also issued in January 2000 to two Company directors in lieu of compensation. The value of this transaction is $60,688 based on the February 4, 2000 stock price.

The total shares of common stock outstanding after these changes were increased from 1,750,750 to 1,993,568 shares.

These transactions are being recorded in the year ended December 31, 1999 due to the materiality of the transactions.

NEUROGENESIS, INC.
Notes to Financial Statements

Note 11- FOOD AND DRUG ADMINISTRATION REGULATIONS

The Company presently markets its products as nutritional products, rather than therapeutic products. The potential exists whereby the Company would be required to obtain approval from the Food and Drug Administration (FDA) to market its products. In addition, many states have statutory authority to regulate drugs and other nutritional products. Therefore, there is risk that the Company's products may become subject to state and federal regulations, and there is no guarantee that FDA approvals, if required would be granted.